UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on From 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: UAL Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 1200 East Algonquin Road

City, State and Zip Code: Elk Grove Township, IL 60007

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
          Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company exited bankruptcy on February 1, 2006. In connection with our exit, we adopted fresh start reporting as of February 1, 2006 in accordance with SOP 90-7. The timing of exit created an additional burden of preparing for fresh start accounting at the same time we were preparing our Form 10-K for the year ended December 31, 2005 along with supporting Sarbanes-Oxley ("SOX") work, including completion of our SOX 404 review. This additional workload prevented us from filing our Form 10-K by March 16, 2006. The Company does not expect any material impact to its consolidated financial statements as a result of this delay.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

(Name) Paul Lovejoy         (Area Code) (847)         (Telephone Number) 700-4000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net loss of approximately $21.2 billion for the year ended December 31, 2005 as compared to a net loss of $1.7 billion for the year ended December 31, 2004 due to increased reorganization costs. The Company's reorganization costs were $21 billion in 2005, as compared to $611 million in 2004.

UAL Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006                                                                 By: /s/ Frederic F. Brace
                                                                                                   Name: Frederic F. Brace
                                                                                                   Title: Executive Vice President and
                                                                                                   Chief Financial Officer